FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                            For the month of May 2004

                           HOLMES FINANCING (No. 4) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

Holmes Financing (No. 4) PLC
 Profit & Loss Account
 Period ended 15 April 2004

                                                This Quarter      Prior Quarter
                                                 (pound)'000        (pound)'000

 Interest receivable - Inter-company loan             25,764             26,381
 Interest receivable - Cash collateral                   668                744
                                                --------------------------------
                                                      26,432             27,125

 Interest payable - Notes                           (25,764)           (26,381)
 Interest payable - CSFB                               (668)              (744)
                                                --------------------------------
                                                    (26,432)           (27,125)

                                                --------------------------------
 Net operating income                                      -                  -

 Other income                                              -                  -
 Operating expenses                                        -                  -

                                                --------------------------------
 Profit on ordinary activities before taxation             -                  -

 Taxation                                                  -                  -

                                                --------------------------------
 Profit on ordinary activities after taxation              -                  -

 Dividend                                                  -                  -

 Retained profit brought forward                           1                  1

                                                --------------------------------
 Retained profit carried forward                           1                  1
                                                ================================

 Holmes Financing (No. 4) PLC
 Balance Sheet
 Period ended 15 April 2004

                                                                                      (pound)'000

 Fixed asset investments
 Loans to Funding                                                                    2,093,250

 Current assets
 Amounts due from group companies                                       1
 Accrued interest receivable                                           59
 Cash at bank                                                          13
 Cash collateral                                                  133,032
                                                              --------------
                                                                  133,105
                                                              --------------

 Creditors: Amounts falling due within one year
 Accrued interest payable                                              59
                                                              --------------
                                                                       59
                                                              --------------

 Net current assets                                                                    133,046

                                                                           --------------------
 Total assets less current liabilities                                               2,226,296

 Creditors: Amounts falling due after more than one year
 Amounts due to noteholders                                                        (2,093,250)
 Amount due to CSFB                                                                  (133,032)
                                                                           --------------------
 Net assets                                                                                 14
                                                                           ====================

 Capital and reserves
 Share capital                                                                              13
 Reserves                                                                                    1
                                                                           --------------------
                                                                                            14
                                                                           ====================

Holmes Financing (No.4) PLC
Notes Outstanding
Period ended 15 April 2004

                                    Series 1 Class A   Series 2 Class A Series 3 Class A1  Series 3 Class A2
Moody's current rating                           Aaa                Aaa               Aaa                Aaa
S&P current rating                               AAA                AAA               AAA                AAA
Fitch Ratings current rating                     AAA                AAA               AAA                AAA

                                    Series 1 Class B   Series 2 Class B  Series 3 Class B
Moody's current rating                           Aa3                Aa3               Aa3
S&P current rating                                AA                 AA                AA
Fitch Ratings current rating                      AA                 AA                AA

                                    Series 1 Class C   Series 2 Class C  Series 3 Class C
Moody's current rating                          Baa2               Baa2              Baa2
S&P current rating                               BBB                BBB               BBB
Fitch Ratings current rating                     BBB                BBB               BBB

                                                                        Series 3 Class D1  Series 3 Class D2 Series 3 Class D3
Moody's current rating                                                                Ba2                Ba2               Ba2
S&P current rating                                                                     BB                 BB                BB
Fitch Ratings current rating                                                           BB                 BB                BB


                                    Series 1 Class A   Series 2 Class A Series 3 Class A1  Series 3 Class A2
                                                   $             (euro)           (pound)                  $
Initial note balance                   1,050,000,000        800,000,000       550,000,000        410,000,000
Previous quarter's note principal        525,000,000        800,000,000       550,000,000        410,000,000
Note redemptions                       (262,500,000)                  -                 -                  -
Outstanding note principal               262,500,000        800,000,000       550,000,000        410,000,000

                                    Series 1 Class B   Series 2 Class B  Series 3 Class B
                                                   $             (euro)                 $
Initial note balance                      36,500,000         35,800,000        34,500,000
Previous quarter's note principal         36,500,000         35,800,000        34,500,000
Note redemptions                                   -                  -                 -
Outstanding note principal                36,500,000         35,800,000        34,500,000

                                    Series 1 Class C   Series 2 Class C  Series 3 Class C
                                                   $             (euro)                 $
Initial note balance                      54,500,000         53,800,000        49,500,000
Previous quarter's note principal         54,500,000         53,800,000        49,500,000
Note redemptions                                   -                  -                 -
Outstanding note principal                54,500,000         53,800,000        49,500,000

                                                                        Series 3 Class D1  Series 3 Class D2 Series 3 Class D3
                                                                                  (pound)             (euro)                 $
Initial note balance                                                           30,000,000         27,000,000        5,000,000
Previous quarter's note principal                                              30,000,000         27,000,000        5,000,000
Note redemptions                                                             (30,000,000)       (27,000,000)       (5,000,000)
Outstanding note principal                                                              -                  -                 -

                                    Series 1 Class A   Series 2 Class A Series 3 Class A1  Series 3 Class A2

Note interest margins                             19                N/A                23                 23
Step up dates                             16/07/2006         16/07/2006        16/07/2006         16/07/2006
Step up margins                                   38                 48                46                 46

                                    Series 1 Class B   Series 2 Class B  Series 3 Class B
Note interest margins                             39                 40                44
Step up dates                             16/07/2006         16/07/2006        16/07/2006
Step up margins                                   78                 80                88

                                    Series 1 Class C   Series 2 Class C  Series 3 Class C
Note interest margins                            120                145               130
Step up dates                             16/07/2006         16/07/2006        16/07/2006

Step up margins                                  220                245               230

                                                                        Series 3 Class D1  Series 3 Class D2 Series 3 Class D3
                                                                                      475                450               450
Step up dates                                                                  16/07/2006         16/07/2006        16/07/2006
                                                                                      575                550               550


                                        Series 4 Class A
Moody's current rating                               Aaa
S&P current rating                                   AAA
Fitch Ratings current rating                         AAA

                                        Series 4 Class B
Moody's current rating                               Aa3
S&P current rating                                    AA
Fitch Ratings current rating                          AA

                                        Series 4 Class C
Moody's current rating                              Baa2
S&P current rating                                   BBB
Fitch Ratings current rating                         BBB


Moody's current rating
S&P current rating
Fitch Ratings current rating

                                        Series 4 Class A
                                                     CHF
Initial note balance                         850,000,000
Previous quarter's note principal            850,000,000
Note redemptions                                       -
Outstanding note principal                   850,000,000

                                        Series 4 Class B
                                                 (pound)
Initial note balance                          11,000,000
Previous quarter's note principal             11,000,000
Note redemptions                                       -
Outstanding note principal                    11,000,000

                                        Series 4 Class C
                                                 (pound)
Initial note balance                          19,000,000
Previous quarter's note principal             19,000,000
Note redemptions                                       -
Outstanding note principal                    19,000,000



Initial note balance
Previous quarter's note principal
Note redemptions
Outstanding note principal

                                        Series 4 Class A

Note interest margins                                N/A
Step up dates                                 16/07/2006
Step up margins                                       36

                                        Series 4 Class B
Note interest margins                                 43
Step up dates                                 16/07/2006
Step up margins                                       86

                                        Series 4 Class C
Note interest margins                                150
Step up dates                                 16/07/2006

Step up margins                                      250



Step up dates



Interest payment cycle             Quarterly
Interest payment date               15th or next business day
Next interest payment date          15/07/2004


Liquidity facility limit            (pound)        25,000,000
Liquidity facility drawn                           Nil
Liquidity facility available        (pound)        25,000,000


Holmes Funding Limited
 Profit & Loss Account
 Period ended 15 April 2004

                                               This Quarter      Prior Quarter
                                               (pound)'000        (pound)'000


 Interest receivable - Mortgages less Swaps        146,717            144,198

 Interest receivable - Cash Deposits                 9,399              8,573
                                              --------------------------------

                                                   156,117            152,771

 Interest payable - Inter-company loans          (145,154)          (144,219)
 Interest payable - Start up loans                   (878)              (747)
                                              --------------------------------
                                                 (146,032)          (144,966)

                                              --------------------------------

 Net operating income                               10,085              7,805


 Other income                                        4,437              4,842


 Operating expenses                                (4,958)           (13,043)
 Deferred consideration                            (8,658)            (6,986)

                                              --------------------------------

 Profit/(loss) on ordinary
 activities before taxation                            906            (7,382)


 Taxation                                              880              3,027

                                              --------------------------------

 Profit/(loss) on ordinary
 activities after taxation                           1,786            (4,355)


 Dividend                                                -                  -

 Retained profit/(loss) brought forward           (15,247)           (10,892)

                                              --------------------------------
 Retained profit/(loss) carried forward           (13,461)           (15,247)
                                              ================================

 Holmes Funding Limited
 Balance Sheet
 Period ended 15 April 2004

                                                                     (pound)'000

 Fixed asset investments
 Beneficial interest in Trust mortgage portfolio                     16,468,362
 Beneficial interest in Trust cash at bank

 Current assets

 Amounts owed by Trustee                                   26,352

 Deferred expenditure (costs of securing)                  27,801

 Sundry debtors                                                36

 Deferred taxation / group relief receivable                8,277
 Cash at bank:

      Reserve funding                                     413,751

      Transaction account                                   3,418

      Funding GIC account                                 254,085
                                                       ------------

                                                          733,719
                                                       ------------

 Creditors: Amounts falling due within one year

 Deferred consideration creditor                          169,918

 Interest payable - start up loans                          6,040


 Interest payable - Inter-company loans                       497

 Sundry creditors                                         188,185

 Corporation Taxation                                          37
                                                       ------------

                                                          364,677
                                                       ------------


 Net current assets                                                     369,041

                                                                  --------------
 Total assets less current liabilities                               16,837,404

 Creditors: Amounts falling due after more than one year
 Inter-company loans                                               (16,740,350)
 Start up loans                                                       (110,514)

                                                                  --------------
 Net assets                                                            (13,461)
                                                                  ==============

 Capital and reserves

 Share capital ((pound)2)                                                     -
 Reserves                                                              (13,461)
                                                                  --------------
                                                                       (13,461)
                                                                  ==============

 Holmes Funding Limited
 Notes to Balance Sheet
 Period ended 15 April 2004


                                                      (pound)'000                  (pound)'000             (pound)'000

 Balance on cash accumulation ledger                                                   250,000
                                                                     ==========================

 Available credit enhancement

                                                  First Reserve             Second Reserve          Funding Reserve

 Reserve funds at closing                                 338,000                        7,978                  67,773
                                                ------------------   --------------------------------------------------

 Initial closing reserve funds                            292,046                       56,891                       -

 Drawings to make bullet repayment                              -                            -                       -

 Other drawings                                                 -                            -                       -

 Transfers from revenue receipts                           45,954                     (48,913)                  67,773
                                                ------------------   --------------------------------------------------

 Closing reserve balance                                  338,000                        7,978                  67,773
                                                ------------------   --------------------------------------------------


 Target reserve funds                                     338,000                        7,978                  70,000
                                                ==================   ==================================================

 Principal deficiency ledger                                  AAA                           AA                     BBB

 Opening PDL balance                                          Nil                          Nil                     Nil

 Losses this quarter                                            -                            -                       -

 PDL top up from revenue income                                 -                            -                       -
                                                -----------------------------------------------------------------------

 Closing PDL balance                                          Nil Nil                      Nil                     Nil
                                                =======================================================================


 Start up loan outstanding


 Opening balance                                                                        74,676
                                                                     --------------------------


 First start up loan
 (incl. accrued interest)                                                               14,792

 Second start up loan
 (incl. accrued interest)                                                               14,742

 Third start up loan                                                                    17,500

 Fourth start up loan                                                                    7,500

 Fifth start up loan                                                                     5,100

 Sixth start up loan                                                                     6,100

 Seventh start up loan                                                                   3,780

 Eigth start up loan                                                                    41,000
                                                                     --------------------------

                                                                                       110,514

 Accrued interest                                                                        6,040

 Repayments made                                                                             -
                                                                     --------------------------

 Closing balance                                                                       116,554
                                                                     ==========================


 Liquidity facility


 Liquidity facility limit                                                               25,000

 Liquidity facility drawn                                                                    -

 Liquidity facility available                                                           25,000





Holmes Trustees Limited
 Profit & Loss Account
 Period ended 15 April 2004

                                                                        This Quarter                  Prior Quarter
                                                                         (pound)'000                    (pound)'000

 Interest receivable - Mortgages                                             291,441                        280,939
 Interest receivable - Cash Deposits                                           4,137                          4,617
                                                          ----------------------------------------------------------
                                                                             295,578                        285,556

 Interest payable - Mortgages                                              (291,441)                      (280,939)
 Interest payable - Cash Deposits                                            (4,137)                        (4,617)
                                                          ----------------------------------------------------------
                                                                           (295,578)                      (285,556)

                                                          ----------------------------------------------------------
 Net operating income                                                              -                              -

 Fees receivable                                                               4,129                          4,004
 Fees payable                                                                (4,129)                        (4,004)

 Operating expenses                                                          (4,025)                        (3,135)
 Provision charges                                                               119                       (14,370)
 Other income                                                                  3,906                         17,505

                                                            --------------------------------------------------------
 Profit on ordinary activities before taxation                                     -                              -

 Taxation                                                                                                         -

                                                            --------------------------------------------------------
 Profit on ordinary activities after taxation                                      -                              -

 Dividend                                                                          -                              -

 Retained profit brought forward                                                   -                              -

                                                            --------------------------------------------------------
 Retained profit carried forward                                                   -                              -
                                                            ========================================================

 Holmes Trustees Limited
 Balance Sheet
 Period ended 15 April 2004

                                                                  (pound)'000

 Fixed asset investments
 Mortgage loans secured on residential property                    28,938,803

 Current assets
 Bank interest receivable                                  408
 Cash at bank                                          388,504
 Other debtors                                               5
 Accrued interest receivable                            42,528


                                                    -------------
                                                       431,445
                                                    -------------

 Creditors: Amounts falling due within one year
 Amounts due to Seller                                  16,564
 Amounts due to Funding                                 26,352
 Sundry creditors                                           26
                                                    -------------
                                                        42,941
                                                    -------------

 Net current assets                                                   388,504

                                                                --------------
 Total assets less current liabilities                             29,327,307

 Creditors: Amounts falling after more than one year
 Seller share of mortgage loans                                  (12,470,441)
 Funding share of mortgage loans                                 (16,468,362)

 Seller share of cash at bank                                       (388,504)
 Funding share of cash at bank                                              -

                                                                --------------
 Net assets                                                               (0)
                                                                ==============

 Capital and reserves
 Share capital ((pound)2)                                                   0
 Reserves                                                                   0
                                                                --------------
                                                                            0
                                                                ==============

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HOLMES FINANCING (No. 4) PLC




      Dated: May 20,  2004                   By /s/ Karen Carson
                                               (Authorised Signatory)